

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Giovanni Caforio, M.D.
Chairman and Chief Executive Officer Officer
Bristol-Myers Squibb Company
430E. 29th Street, 14FL
New, York, New York 10016

      Re: Bristol-Myers Squibb Company
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 10, 2021
          File No. 001-01136

Dear Dr. Caforio:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences